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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 10

                                       TO

                                 SCHEDULE 14D-9
                  (AS AMENDED AND RESTATED AT JANUARY 6, 1998)

                               ----------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
                           TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               SAFETY-KLEEN CORP.
                           (NAME OF SUBJECT COMPANY)

                               SAFETY-KLEEN CORP.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   786484105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DONALD W. BRINCKMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               ONE BRINCKMAN WAY
                           ELGIN, ILLINOIS 60123-7857
                                 (847) 697-8460

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:
                             DENNIS N. NEWMAN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                  SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8000

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

                                 INTRODUCTION

  Safety-Kleen Corp. ("Safety-Kleen") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, as amended and restated at January 6, 1998 and amended on January 9, 1998, January 12, 1998, January 14, 1998, January 16, 1998, January 20, 1998, January 21, 1998,
January 26, 1998, January 27, 1998 and February 4, 1998 (as amended, the "Schedule 14D-9"), with respect to the exchange offer made by LES Acquisition, Inc. (the "Offeror"), a wholly-owned subsidiary of Laidlaw Environmental Services, Inc. ("LLE"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

  Item 2 of the Schedule 14D-9 is hereby amended and restated to read as follows:

  On January 28, 1998, LLE filed an amended prospectus (the "Amended Prospectus") with the Commission that amends and restates its exchange offer to acquire all of the outstanding Shares. Under the terms and conditions described in the Amended Prospectus, LLE and the Offeror offer to exchange $18.00 net cash and that number of shares of LLE Common Stock equal to the Amended Exchange Ratio (as defined below) (the cash and stock consideration is sometimes collectively referred to herein as the "Amended LLE Offer Consideration"), for each outstanding Share (the "Amended LLE Offer"). This Statement relates to the Amended LLE Offer.

  According to the Amended Prospectus, the "Amended Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) determined by dividing $12.00 by the weighted average trading prices for LLE Common Stock (as reported on the New York Stock Exchange Inc. (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) for ten NYSE trading days (each, a "Trading Day") selected by lot from the twenty Trading Days ending three business days immediately prior to the expiration date of the Amended LLE Offer, provided, that the Amended Exchange Ratio shall not be less than 2.24 nor greater than 2.80.

  According to the Amended Prospectus: (i) the purpose of the Amended LLE Offer is for LLE to obtain control of, and ultimately the entire equity interest in, Safety-Kleen; (ii) LLE presently intends, as soon as practicable after consummation of the Amended LLE Offer, to propose and seek to have Safety-Kleen effect a merger of the Offeror with and into Safety-Kleen; and
(iii) the consideration per Share in such merger would be identical to the Amended LLE Offer Consideration.

  Shareholders should be aware that if Safety-Kleen is a "resident domestic corporation" for purposes of the Wisconsin Statutes (which Safety-Kleen believes it is, although the matter is not free from doubt), then unless LLE acquires beneficial ownership of at least 90% of the outstanding Shares, the subsequent merger of the Offeror into Safety-Kleen would have to be approved by both (a) the holders of at least 80% of the outstanding Shares and (b) the holders of 66 2/3% of the outstanding Shares not held by LLE or its affiliates, unless certain fair price standards are satisfied. There can be no assurance that LLE would obtain the required shareholder approval or that the Amended LLE Offer Consideration would satisfy those fair price standards. See "Item 8. Additional Information To Be Furnished--(c) State Takeover Statutes" in the Schedule 14D-9 (as amended and restated at January 6, 1998).

  According to the Amended Prospectus, the address of the principal executive offices of the Offeror and LLE is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201.

  A special meeting of shareholders of Safety-Kleen (the "Special Meeting") is scheduled for February 11, 1998 to vote on approval of the Agreement and Plan of Merger, dated as of November 20, 1997 (the "Philip Merger Agreement"), by and among SK Parent Corp. ("SK Parent"), SK Acquisition Corp. ("SK Acquisition") and Safety-Kleen. SK Parent is a newly-formed company owned equally by Philip Services Corp.

("Philip"), affiliates of Apollo Management, L.P. ("Apollo") and affiliates of Blackstone Management Partners III L.L.C. ("Blackstone"). Pursuant to the Philip Merger Agreement, SK Acquisition will merge with and into Safety-Kleen and each holder of a Share will receive $27.00 cash for that Share.

  On February 11, the Special Meeting will be adjourned to February 25, 1998 to provide shareholders with additional time to consider the information set forth in this amended Schedule 14D-9 and in the supplement to the proxy statement relating to that meeting, which were mailed to Safety-Kleen shareholders on or about February 9, 1998. The Special Meeting will be reconvened on Wednesday, February 25, 1998, at 3:00 p.m., central time, at the Elgin Community College Business Conference Center, 1700 Spartan Drive, Elgin, Illinois 60123.

  THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR USE AT ANY MEETING OF SAFETY-KLEEN'S SHAREHOLDERS OR OTHERWISE. ANY SUCH SOLICITATION WHICH SAFETY-KLEEN MAY MAKE WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Item 4(a) of the Schedule 14D-9 is hereby amended and restated as follows:

  (a) Recommendation Of The Board Of Directors.

  THE BOARD OF DIRECTORS OF SAFETY-KLEEN (THE "BOARD") CONTINUES TO BELIEVE THAT THE PHILIP MERGER IS IN THE BEST INTERESTS OF SAFETY-KLEEN AND ITS SHAREHOLDERS AND, THEREFORE, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL SHAREHOLDERS OF SAFETY-KLEEN REJECT THE AMENDED LLE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE AMENDED LLE OFFER.

  At a Board meeting held on January 31, 1998, the Board of Directors of Safety-Kleen determined that given the uncertainties and risks affecting the value of the LLE Common Stock and the other factors discussed under "-(b)(2) Reasons For The Recommendation" below relating to the January 31st meeting, it could not conclude the consideration payable in the Amended LLE Offer is financially superior to the consideration payable in the Philip Merger or that LLE is reasonably likely to make an offer that is financially superior to the consideration payable in the Philip Merger. For this reason, and in light of the Board's concerns with respect to the adverse effects which the Amended LLE Offer would have on the interests of employees at Safety-Kleen's Elgin facility and the Elgin community, and on other employees necessarily involved in any attempts by LLE to achieve $100-$130 million in synergies, the Board concluded that the Amended LLE Offer does not constitute a Superior Proposal (as defined in the Philip Merger Agreement). In light of this decision, and in accordance with the terms of the Philip Merger Agreement, the Board has determined not to furnish information to, or participate in discussions or negotiations with, LLE. At the same meeting, the Board unanimously reaffirmed its determination that the terms of the Philip Merger Agreement are in the best interests of Safety-Kleen and its shareholders.

  On February 1, 1998, the Executive Committee of the Board of Directors of Safety-Kleen met to consider additional information received from Philip earlier that day bearing on the Board's belief at its January 31 meeting that SK Parent would be able to fund the Philip Merger. The information received on February 1 caused the Executive Committee to have concerns as to whether Philip would be able to fund its equity commitment to SK Parent. The Executive Committee determined that the actions of the Board at the January 31, 1998 meeting should not be given effect until the Board could reconvene to determine the impact, if any, of this information on its actions. At a meeting of the Board of Directors on February 3, 1998, the Board ratified the actions of the Executive Committee and determined to defer its determination of its recommendation with respect to the Amended LLE Offer pending further advice from Philip.

  At a meeting on February 7, 1998, the Board reviewed the following letter (the "Philip Letter") received from Philip:

                   [Philip Services Corp. letterhead]

     February 7, 1998

     Board of Directors
     Safety-Kleen Corp.
     One Brinckman Way
     Elgin, Illinois 60123

     Gentlemen:

       We have been asked to address the issue of our desire to proceed with the SK Parent/Safety-Kleen merger and the status of the funding of our portion of the equity for SK Parent.

       Philip remains eager to proceed with and to consummate the merger. The benefits and prospects for the transaction which we originally outlined to your management have not been altered. From the time the merger agreement was executed, SK Parent has satisfied its obligations under the merger agreement in an effort to further the transaction. Among other things, we achieved the Hart-Scott-Rodino clearance, we intervened in the Federal Court litigation, we retained and have actively utilized a premiere proxy soliciting firm, and we have been working closely with your attorneys. We are also in the process of finalizing the documentation with Apollo and Blackstone and with respect to the SK Parent credit agreement for the debt financing necessary to consummate the merger.

       With respect to the funding of our portion of the SK Parent equity, as we told your attorneys, we are having discussions with our banks regarding such funding. We have had extensive discussions with our lead bankers, as well as discussions with certain of the other syndicate members during the past two weeks. These discussions are ongoing and we are making good progress. We understand that you plan to have the shareholder meeting to vote on the merger on February 25, 1998. Although bank approvals must be obtained and formal agreements must be prepared, on the basis of the discussions we have had, we are confident that the commitment for funding our portion of the SK Parent equity will be in place in advance of the shareholder meeting and that our funding will be in place when required.

       We remain committed to the Safety-Kleen merger and are acting diligently to consummate the merger and satisfy the conditions to the merger. We continue to believe that the merger is in the best interests of your shareholders, employees and other constituencies. We appreciate your continued support.

     Sincerely,

     Philip Services Corp.

     /s/ Allen Fracassi

     Allen Fracassi
     President and Chief Executive Officer

  The Board also reviewed the factors discussed under "-(b)(2) Reasons for the Recommendation" below which it had considered at its January 31 meeting in reaching its conclusions. The Board once more concluded that the Philip Merger is in the best interests of Safety-Kleen and its shareholders and directed that that position and the actions taken at the January 31 meeting should now be given effect. Accordingly, the Board unanimously recommends that all shareholders of Safety-Kleen reject the Amended LLE Offer and not tender their Shares pursuant to the Amended LLE Offer.

  A copy of the letter to Safety-Kleen's shareholders communicating the Board's recommendation and the press release relating thereto are filed as Exhibits 31 and 32, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  The Amended LLE Offer is conditioned upon, among other things, the Board having redeemed the Rights or amended the Rights Agreement so that the Rights are inapplicable to the acquisition of Shares pursuant to the Amended LLE Offer, or LLE being otherwise satisfied in its sole discretion that the Rights are invalid or are not applicable to the acquisition of Shares pursuant to the Amended LLE Offer and the proposed subsequent merger of the Offeror into Safety-Kleen. In light of its decision discussed above, the Board determined at its January 31 meeting (and confirmed at its February 7 meeting) not to take any action to redeem the Rights or amend the Rights Agreement in response to the Amended LLE Offer.

  The Amended LLE Offer is also conditioned upon LLE being satisfied, in its sole discretion, either that the provisions of Section 180.1141 of the Wisconsin Statutes are inapplicable to LLE, the Offeror and the transactions contemplated by the Amended Prospectus, or that the Wisconsin Statutes will not prohibit for any period of time the consummation of the proposed merger or any other "Business Combination" (as defined in such Statutes) involving Safety-Kleen and LLE or the Offeror, or any of their respective affiliates. In light of its decision discussed above, the Board determined at its January 31 meeting (and confirmed at its February 7 meeting) not to take any action that would render Section 180.1141 of the Wisconsin Statutes so inapplicable.

  Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (b)(1) Background.

  On January 8, 1998, Safety-Kleen mailed its definitive proxy statement with respect to its solicitation of proxies to approve the Philip Merger Agreement at the Special Meeting scheduled for 3:00 p.m. (CST) on February 11, 1998.

  On January 9, 1998, at a special meeting of Safety-Kleen shareholders, shareholders approved a proposal under a provision of Wisconsin law to permit LLE to vote with one vote per share all Shares held or acquired by LLE or its subsidiaries.

  On January 26, 1998, LLE issued a press release announcing the Amended LLE Offer.

  On January 27, 1998, Safety-Kleen issued a press release, previously filed herewith as Exhibit 29 and incorporated herein by reference, advising Safety-Kleen shareholders to defer taking any action with respect to the Amended LLE Offer until the Board of Directors of Safety-Kleen has announced its position, which position is reflected in this Amendment No. 9 to the Schedule 14D-9. Safety-Kleen also announced that the Antitrust Division of the Department of Justice has granted early termination of the waiting period associated with a Hart-Scott-Rodino review concerning the Philip Merger. On January 28, 1998, LLE announced that such early termination also has been granted with respect to the Amended LLE Offer.

  On February 4, 1998, the Federal District Court for the Northern District of Illinois issued a ruling affirming the decision of the Board of Directors of Safety-Kleen to leave the Rights Agreement in place with respect of the LLE Offer. The Court's decision does not address Safety-Kleen's ability to leave the Rights Agreement in place with respect to the Amended LLE Offer.

  On February 5, 1998, the Court denied LLE's motion to find that the Board of Directors of Safety-Kleen had violated the federal securities laws by not responding to the Amended LLE Offer prior to February 5, 1998.

  On January 31, February 3 and February 7, 1998, the Board of Directors of Safety-Kleen met to consider the Amended LLE Offer and took the actions referred to above under Section (a) of this Item 4.

  (2) Reasons For The Recommendation.

  In the course of reaching its determination with respect to the Amended LLE Offer referred to in Item 4(a), the Board, at its meeting on January 31, 1998, considered numerous factors, including, but not limited to:

    (i) the further review by Safety-Kleen's legal counsel of the provisions of the Philip Merger Agreement (which had previously been reviewed by the Board) relating to the ability of Safety-Kleen to furnish information to, and participate in discussions or negotiations with, a person making an unsolicited offer for Safety-Kleen if (x) the Board shall conclude in good faith, after consultation with its financial advisor, that such person has made or is reasonably likely to make a bona fide acquisition proposal for a transaction more favorable to Safety-Kleen's shareholders from a financial point of view than the transactions contemplated by the Philip Merger Agreement, and (y) in the opinion of the Board, only after receipt of advice from independent legal counsel to Safety-Kleen, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board to violate its fiduciary duties to Safety-Kleen's shareholders under applicable law, and, related to that review:

      (a) the presentation by William Blair concerning Safety-Kleen, LLE and the financial aspects of the Amended LLE Offer and the written opinion of William Blair to the effect that, as of January 31, 1998, it is more likely than not that, as of the time of anticipated closing of the Amended LLE Offer, the value of the consideration which would be received under the Amended LLE Offer would exceed the value of the consideration which would be received in the Philip Merger (such opinion having been expressed after review of other factors referred to herein and various financial criteria used in assessing the Amended LLE Offer, and having been based on various assumptions and subject to various limitations reviewed for the Board as part of William Blair's presentation). The William Blair opinion was received to assist the Board in (i) determining Safety-Kleen's rights and duties under the Philip Merger Agreement with respect to the Amended LLE Offer and (ii) exercising its fiduciary duties with respect thereto. See "--(3) Opinions of Financial Advisor--January 31, 1998 Opinion" below;

      (b) the advice of Gregg A. Jarrell, Professor of Economics and Finance at The William E. Simon Graduate School of Business Administration at the University of Rochester ("Professor Jarrell"), that, in his opinion, as of the anticipated closing of the Amended LLE Offer, the Amended LLE Offer would not have an economic value superior to the $27 per Share cash payable in the Philip Merger (such advice having been given based on an analysis of the Amended LLE Offer leading to the conclusion that the economic value of the $12 per Share stated nominal value of the stock portion of the consideration payable in the Amended LLE Offer should be substantially discounted for two significant risk factors: the volatility of the LLE Common Stock and the risk of inadequate synergistic gains. Both risk factors result in the potential for adverse price movements in the LLE Common Stock that would cause the actual value of the stock portion of the consideration included in the Amended LLE Offer to decline by the time of consummation of the Amended LLE Offer). The advice of Professor Jarrell was received to assist the Board in (i) determining Safety-Kleen's rights and duties under the Philip Merger Agreement with respect to the Amended LLE Offer and (ii) exercising its fiduciary duties with respect thereto. See "--(4) Advice of Economics Expert" below; and

      (c) the advice of Safety-Kleen's legal counsel that, in light of the Board's determination that it could not conclude that the consideration payable in the Amended LLE Offer is financially superior to the consideration payable in the Philip Merger and the Board's concerns with respect to the adverse effects which the Amended LLE Offer would have on the interests of employees at Safety-Kleen's Elgin facility and the Elgin community, and on other employees necessarily involved in any attempts by LLE to achieve $100-130 million in synergies, the Board would be within the business judgment rule and would not breach its fiduciary duty if it determined that the Amended LLE Offer does not constitute a Superior Proposal (as defined in the Philip Merger Agreement) and therefore determined not to furnish information to, or participate in discussions or negotiations with, LLE;

    (ii) the presentation by Safety-Kleen's legal counsel of the Board's fiduciary duties under applicable law, summarizing previous such presentations that the Board had received in the course of its process of considering Safety-Kleen's strategic alternatives, and the written opinion of Safety-Kleen's special Wisconsin counsel that, subject to the limitations and qualifications expressed therein, Safety-Kleen's directors may take into account how a proposed transaction will affect other constituencies, in addition to the shareholders of Safety-Kleen, in carrying out their fiduciary duties; and that Wisconsin's business judgment rule would be applicable to their judgment;

    (iii) the fact that the value of the stock portion of the Amended LLE Offer could be materially and adversely affected by, among other things:
  (a) the pricing collar on the Amended Exchange Ratio under which shareholders of Safety-Kleen would have no downside protection in the event that the average price of the LLE Common Stock used in determining the Amended Exchange Ratio is less than $4.29 per share (particularly given the fact that the LLE Common Stock has traded below $4.29 on all but one of the trading days from January 8 to January 30, 1998, traded as low as $3.00 as recently as August 8, 1997 and as low as $3.63 as recently as January 9, 1998, and closed at $3.94 on January 30, 1998); and (b) the absence of any assurance that the LLE Common Stock, when ultimately received by holders of Shares, would have a market value of, or could be sold for the price of, the LLE Common Stock used in determining the Amended Exchange Ratio;

    (iv) the uncertain value of the LLE Common Stock, including uncertainties resulting from:

      (a) the risks related to present market conditions. In that connection, the Board noted the greater desirability of an all cash transaction;

      (b) the views of Safety-Kleen's management that LLE would not be able to achieve more than $26.4 million to $28.4 million of the $100 million to $130 million of synergies it outlined in the Amended LLE Offer without significant reduction in service quality, revenue and profit, and the fact that, based on William Blair's presentation to the Board, the proposed business combination would have a significant dilutive impact to LLE's earnings per share even if synergies of as much as $50 million were achieved (see "--(3) Opinions of Financial Advisor-- January 31, 1998 Opinion--1. Possible revision in financial analysts' estimates for accretion in LLE's fiscal 1998 EPS resulting from a combination of Safety-Kleen and LLE");

      (c) the risks related to the ability of LLE, which was formed through the purchase by Rollins Environmental Services, Inc. of all of Laidlaw Inc.'s hazardous and industrial waste operations on May 15, 1997, to assimilate the operations of Safety-Kleen and to integrate the departments, systems and procedures of Safety-Kleen (including possible diversion of management's attention from the day-to-day business of the combined companies and potential unanticipated costs or other unanticipated adverse effects associated with the foregoing);

      (d) the fact that the LLE Common Stock has, in the past, traded at a premium to relevant multiples of "comparable" companies, and there is no assurance that this trading range can be maintained for shares of the LLE Common Stock that would be received by Safety-Kleen's shareholders in the Amended LLE Offer (see "--(3) Opinions of Financial Advisor--January 31, 1998 Opinion--2. Possible price/earnings multiple contraction in the LLE Common Stock prior to closing");

      (e) the fact that the Amended LLE Offer would result in an entity that has debt of approximately $2.3 billion compared with LLE's current debt of approximately $845 million, which would make LLE particularly susceptible to adverse changes in its industry, the economy and the financial markets generally. In that connection, the Board took into account the fact that the Amended Prospectus acknowledges that, "[a]fter consummation of its transaction, Laidlaw Environmental will be highly leveraged with substantial debt service obligations, including principal and interest obligations with respect to bank debt of as much as $1.8 billion. Therefore, Laidlaw Environmental will be particularly susceptible to adverse changes in its industry, the economy and the financial markets generally. In addition, Laidlaw Environmental's ability to obtain additional debt financing will be limited by restrictive covenants under the terms of its credit agreements and any other debt instruments and those limits on financing may therefore limit Laidlaw Environmental's ability to service its existing debt obligations through additional debt financing if cash flow from operations is insufficient to service such obligations." (emphasis added); and

      (f) the risks of material adverse impact on the value of the LLE Common Stock resulting from the issuance of approximately 129 million to 162 million shares of the LLE Common Stock in connection with the Amended LLE Offer, as well as the substantial overhang from the 121 million shares of the LLE Common Stock owned by Laidlaw, Inc. and the $350 million 5% convertible debenture due 2009 (the "Laidlaw Convertible Denture") issued by LLE that may be converted at the option of Laidlaw Inc. into LLE Common Stock at a conversion price of $3.75 per share in 2002 and the Board's view that the current market value of the LLE Common Stock does not reflect such an adverse impact or the effects of the various other uncertainties considered by the Board. The likelihood of such an adverse impact is increased by (1) the substantial holding of Shares by arbitrageurs, a number of whom have communicated to William Blair, ChaseMellon Shareholder Services, Safety-Kleen's proxy solicitation firm, and Safety-Kleen a disinclination to hold the LLE Common Stock, and (2) the significant differences between Safety-Kleen and LLE in terms of leverage and nature of businesses, which could cause Safety-Kleen shareholders to be disinclined to hold the LLE Common Stock;

    (v) the fact that Safety-Kleen's shareholders' exposure to the impact of environmental liabilities would increase if the Amended LLE Offer were consummated, based on factors previously discussed at length with the Board;

    (vi) the fact that if the Amended LLE Offer and the subsequent merger of the Offeror into Safety-Kleen were consummated, Laidlaw Inc. would own between 33.6% and 37.3% of LLE (without taking into account the Laidlaw Convertible Debenture) and, therefore, would be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions;

    (vii) the fact that a comparison of the conditions to the Amended LLE Offer to the conditions to the Philip Merger indicated that both the Philip Merger and the Amended LLE Offer are subject to risks of non-consummation. In making this comparison, the Board recognized that the $250 to $275 million pre-tax one time year-end restructuring charge and physical inventory adjustment announced by Philip (which prompted an announcement on January 30 by Moody's that it had placed Philip debt ratings on review for a possible downgrade) could adversely affect the ability of SK Parent to obtain the equity and debt funding to consummate the Philip Merger. However, the Board believed that each of Philip, Apollo and Blackstone, respectively, were committed to the transaction and able to carry it out;*

    (viii) the uncertainty as to the completion and timing of the Amended LLE Offer and any subsequent merger of the Offeror into Safety-Kleen, including the fact that unless LLE beneficially owns at least 90% of the outstanding Shares after consummation of the LLE Offer, (a) the subsequent merger of the Offeror into Safety-Kleen would have to be approved by Safety-Kleen shareholders at a duly called meeting held after Safety-Kleen shareholders have received a proxy statement filed with the Commission relating to such merger, and (b) if Safety-Kleen is a "resident domestic corporation" for purposes of the Wisconsin Statutes (which Safety-Kleen believes it is, although the matter is not free from doubt), such merger would have to be approved by both (1) the holders of at least 80% of the outstanding Shares and (2) the holders of 66 2/3% of the outstanding Shares not held by LLE or its affiliates, unless certain fair price standards are satisfied. Since LLE has indicated its intent to offer the Amended LLE Offer Consideration for each then outstanding Share in the subsequent merger of the Offeror into Safety-Kleen, these fair price standards would not be satisfied if the market value (as determined in accordance with the Wisconsin Statutes) of the LLE Common Stock on certain dates prior to the consummation of such merger together with the cash consideration included in the Amended LLE Offer Consideration were less than the Amended LLE Offer Consideration (valued in accordance with the Wisconsin Statutes). In addition, these fair price standards would not be satisfied if the market value (as determined in accordance with the Wisconsin Statutes) per Share on certain

--------
*See the Philip Letter set forth under "--(a) Recommendation of The Board of
   Directors" with respect to the current status of Philip's funding.

  dates prior to the consummation of such merger is greater than the aggregate amount of cash consideration and the market value (as determined in accordance with the Wisconsin Statutes) of the LLE Common Stock on certain dates prior to consummation of such merger. Accordingly, if Safety-Kleen is a "resident domestic corporation" (which Safety-Kleen believes it is, although the matter is not free from doubt), there can be no assurance that LLE would obtain the required shareholder approval if the consideration paid in the subsequent merger of the Offeror into Safety-Kleen did not satisfy those fair price standards; and

    (ix) the fact that, at the November 5 meeting between Safety-Kleen and LLE, LLE stated its intention to move Safety-Kleen's Elgin headquarters to South Carolina and reduce Safety-Kleen's work force, and the adverse impact that would have on Safety-Kleen's employees and the surrounding communities, as well as the adverse impact on other Safety-Kleen employees necessarily involved in any attempt by LLE to realize $100 million-$130 million in synergies.

  At the February 7th meeting, the Board once more concluded that the Philip Merger is in the best interests of Safety-Kleen and its shareholders and directed that that position and the actions referred under Section 4(a) of this Item 4 should now be given effect. The Board concluded that while the consideration payable pursuant to the Philip Merger Agreement and the Amended LLE Offer were close in value, given the risks and uncertainties inherent in the Amended LLE Offer, the $27 all cash consideration payable in the Philip Merger is preferable. In reaching that conclusion the Board took into account the Philip Letter and the factors it considered at the January 31, 1998 meeting, including management's views that LLE could not obtain more than $26.4 to $28.4 million of synergies without significant reduction in service quality, revenues and profit, environmental risks, the substantial leverage that would result from LLE's transaction, and the fact that there are many uncertainties in today's equity market which is near an all time high. The Board also considered the effect of the Amended LLE Offer on Safety-Kleen employees and communities, in contrast with the effect thereon of the Philip Merger.

  The foregoing describes all material factors considered and given weight by the Board in connection with its evaluation of the Amended LLE Offer. In view of the variety of factors considered in connection with its evaluation of the Amended LLE Offer, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors. The Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

  (3) Opinions of Financial Advisor

  January 31, 1998 Opinion. On January 31, 1998 the Safety-Kleen Board of Directors requested William Blair's opinion as to the superiority, from a financial point of view, of the consideration which would be received pursuant to the terms of the Amended LLE Offer as compared with the Philip Merger. Based on the advice of Safety-Kleen's counsel and as in the case of the December 20, 1997 opinion of William Blair included as Annex B of the Schedule 14D-9 (as amended and restated at January 6, 1998) (the "December 20th Opinion"), William Blair made that comparison based on their respective anticipated values, from a financial point of view, as of consummation.

  At the January 31, 1998 meeting of the Safety-Kleen Board of Directors, William Blair rendered its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated as of January 31, 1998) that, as of such date, and based upon and subject to the factors and assumptions set forth in such written opinion, William Blair believes that it is more likely than not that, as of the time of the anticipated closing of the Amended LLE Offer, the value of the consideration that would be received under the Amended LLE Offer would exceed the value of the consideration which would be received in the Philip Merger. The full text of William Blair's opinion to the Safety-Kleen Board of Directors dated as of January 31, 1998 is attached hereto as Annex A and is incorporated herein by reference and should be read in its entirety in connection with this Statement. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of William Blair's opinion. William Blair's opinion was addressed to the Safety-Kleen Board of Directors for the purposes of its evaluation of the Amended LLE Offer and does not constitute a recommendation to any Safety-Kleen shareholder as to how such shareholder should vote at the Special Meeting.

  In connection with William Blair's review of the Amended LLE Offer and the Philip Merger and the preparation of its opinion, William Blair: (a) reviewed the terms and conditions of the Philip Merger Agreement and the financial terms as set forth in the Philip Merger Agreement and the Proxy Statement dated January 6, 1998 filed by Safety-Kleen with the Commission and sent to Safety-Kleen shareholders; (b) reviewed the terms and conditions of the Amended LLE Offer and the financial terms as set forth in the Amended Prospectus; (c) analyzed the historical revenue, operating earnings, net income, dividend capacity and capitalization of both LLE and certain other publicly held companies that William Blair believes to be comparable to LLE;
(d) analyzed certain publicly available financial and other information relating to LLE and the unaudited pro forma combined financial information in the Amended LLE Offer and performed a sensitivity analysis on such pro forma financial information based upon variable synergy assumptions; (e) reviewed the historical market prices and trading volume of the LLE Common Stock as well as its stock ownership and analyzed factors which could influence the trading price of the LLE Common Stock on the anticipated closing date for the Amended LLE Offer; (f) together with Safety-Kleen's management met with Mr. Bullock, Chairman of LLE; and (g) performed such other analyses as William Blair deemed appropriate.

  William Blair's opinion with respect to the Amended LLE Offer reflects only limited access to LLE management and no access to internal LLE projections. Upon consummation of either the Philip Merger or the Amended LLE Offer, Safety-Kleen will pay William Blair a transaction fee. The amount of such fee increases as the consideration received by Safety-Kleen's shareholders increases.

  In rendering its opinion, William Blair assumed that the Philip Merger or the Amended LLE Offer would be consummated on the terms described in the Philip Merger Agreement or the Amended Prospectus, respectively, without any waiver of any material terms or conditions by Safety-Kleen and that obtaining the necessary regulatory approvals, if any are still required, for the Philip Merger or the Amended LLE Offer would not have an adverse effect on Safety-Kleen.

  William Blair's opinion was necessarily based on economic, market, financial and other conditions as they existed on January 31, 1998, the date of its opinion, and on the information available to William Blair as of such date. It should be understood that, although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. The following is a summary of the material factors considered and principal financial analyses performed by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Board of Directors of Safety-Kleen the assumptions upon which such analyses were based.

  Factors Considered and Summary of Analyses Performed. In connection with its opinion and the presentation of its opinion to the Board of Directors of Safety-Kleen, William Blair updated the analyses presented to the Board for the December 20th Opinion and reviewed certain factors and performed certain analyses, including: (i) a comparison of the current purported nominal value of the Amended LLE Offer with the $27.00 per Share cash consideration in the Philip Merger; (ii) an assessment of the factors which could influence the trading price of the LLE Common Stock between the time of announcement of a transaction with LLE and closing; and (iii) a discounted cash flow analysis of the value of the LLE Common Stock on a pro forma basis following an acquisition of Safety-Kleen. Such factors and analyses are reviewed below.

  Comparison of Current Nominal Value Received in the Amended LLE Offer with the Philip Merger. William Blair reviewed the Amended LLE Offer. Pursuant to its terms, LLE and a subsidiary propose to exchange, for each outstanding Share, cash in the amount of $18.00 plus that number of shares of LLE Common Stock determined by an exchange ratio subject to a collar. William Blair noted that LLE has accepted the validity of break-up fees and expenses totaling $75 million and would incur such costs should its offer be consummated. William Blair noted that the exchange ratio provides Safety-Kleen shareholders with LLE Common Stock with a market value of $12.00 per Share, assuming that the LLE Common Stock price for ten randomly selected days among the twenty trading days prior to closing of the Amended LLE Offer averages between $4.28571 and $5.35714 per share. Should the price of the LLE Common Stock as selected for use in its exchange ratio be below $4.28571 at closing, the exchange ratio would be fixed at 2.8 shares; should the price be above $5.35714 the exchange ratio would be 2.24 shares. William Blair noted that on January 30, 1998, the LLE Common Stock closed below the collar at $3.938 per share. In addition, William Blair noted that the LLE

Common Stock closed below the collar on eight of thirteen trading days from January 13, 1998 to January 30, 1998 and that the average closing price during this period was $4.26. An average stock price selected at the time of closing for the exchange ratio of below $4.29 would result in the stock portion having a market value of less than $12.00 per Share at that time. At the market close on January 30, 1998, the nominal value comparison of the Amended LLE Offer was $29.03 per Share as compared with $27.00 per Share in the Philip Merger. For the Amended LLE Offer to have a market value equal to the cash consideration of $27.00 per Share in the Philip Merger, the LLE Common Stock price would have to decrease to $3.21 per share, or 18.5% below the closing price on January 30, 1998, or 25.7% below the average of the twenty trading days ending on January 30, 1998.

  Factors which could affect LLE's share price prior to closing of the Amended LLE Offer. As was the case with the December 20th Opinion, William Blair identified several factors which could place downward pressure on the price of the LLE Common Stock prior to the closing of the Amended LLE Offer. The analysis utilized the same assumptions as put forth under "Item 4. The Solicitation or Recommendation--(b)(3) Opinions of Financial Advisor--December 20, 1997 Opinion" in the Schedule 14D-9 (as amended and restated at January 6,
1998). The principal factors include:

 1. Possible revision in financial analysts' estimates for accretion in LLE's fiscal 1998 EPS resulting from a combination of Safety-Kleen and LLE.

  William Blair noted in the December 20th Opinion that research analysts as of December 17, 1997 were of the view that a LLE acquisition of Safety-Kleen would result in substantial accretion in its fiscal 1998 earnings per share, but that revised expectations by research analysts concerning LLE's synergy assumption would reduce their estimates for 1998 results. William Blair noted that because of the increase in the cash portion of the offer and the payment by LLE of break-up fees and expenses totaling $75 million in the Amended LLE Offer, LLE's 1998 EPS would suffer more dilution than in their prior proposal depending on the annual synergies achieved. William Blair performed a sensitivity analysis to determine the accretion or (dilution) to EPS which would result from various assumed levels of synergies. The table below shows the results of such analysis.

                           EPS ACCRETION (DILUTION)

                                           CALENDAR YEAR END
                                           -------------------
           ANNUAL SYNERGIES ACHIEVED         1998       1999
           -------------------------       --------   --------
           $25 million....................    (46.4)%    (27.7)%
           $50 million....................    (24.1)     (12.3)
           $75 million....................     (1.9)       3.0
           $100 million...................     20.3       18.4

 2.Possible price/earnings multiple contraction in the LLE Common Stock prior to closing.

  William Blair reviewed and compared certain financial information relating to LLE and Safety-Kleen to corresponding financial information, ratios and public market multiples for nine publicly traded companies in the environmental services industry. Taken as a whole, this is the same group of comparable companies listed under "Item 4. The Solicitation or Recommendation--(b)(3) Opinions of Financial Advisor--November 20, 1997 Opinion" in the Schedule 14D-9 (as amended and restated at January 6, 1998). Although William Blair compared the trading multiples of the selected companies as of January 28, 1998 to LLE, none of the selected companies is identical to Safety-Kleen or LLE. William Blair observed that the LLE Common Stock currently trades at high EPS and EBITDA multiples relative to its peer group of comparable companies. At January 28, 1998, the LLE Common Stock price was trading at approximately 20.0x calendar 1998 EPS and 15.8x LTM EBITDA (the EBITDA figures used for this calculation include the pro forma results of Rollins Environmental Services) which represents a premium to the industry median EPS and EBITDA multiples of approximately 36%, and 126%, respectively, for LTM EBITDA. William Blair pointed out that assuming $50 million of annual synergies and the LLE Common Stock price within the collar, the value of the Amended LLE Offer applying the LLE multiple would be $26.40 per Share. If the industry median multiple or the S&P 500 multiple were used, the value to Safety-Kleen shareholders would be $24.17 per Share and $27.03 per Share, respectively.

 3. The substantial market overhang resulting from the fact that Safety-Kleen shareholders would receive up to 162 million shares of the LLE Common Stock in the Amended LLE Offer.

  William Blair expressed concern as to the ability of the market for the pro forma combined entity to absorb the shares that would be issued to Safety-Kleen shareholders in the Amended LLE Offer. William Blair also noted that Safety-Kleen shareholders would be affected by a substantial overhang from the 121 million shares owned by Laidlaw, Inc., which constitutes approximately 67.4% of LLE's currently outstanding shares. In addition, Laidlaw Inc. holds a $350 million 5% subordinated convertible pay-in-kind debenture which becomes convertible into 93 million shares of the LLE Common Stock in 2002. Laidlaw Inc. has been divesting itself of environmental assets since Mr. Bullock became its Chief Executive Officer in 1993. Laidlaw Inc. management has a stated goal of wanting to deconsolidate LLE and make it easier to potentially exit its LLE investment by increasing the float. The sale by Laidlaw Inc. of a sizable block of its stock could be detrimental to the trading value of the LLE Common Stock.

 4. The potential impact of an overall market correction.

  William Blair contrasted the $27.00 per Share all cash offer of the Philip Merger with the stock component of the Amended LLE Offer and pointed out that the value of the LLE Common Stock would be affected, up or down, by market conditions. On October 27, 1997, when the Dow Jones Industrial Average fell 554 points, or 7.2%, the LLE Common Stock dropped 13.8%.

  Discounted Cash Flow Analysis. As a check, William Blair derived an intrinsic value for the combined entity as of the anticipated closing date. To estimate an intrinsic value, William Blair performed a discounted cash flow ("DCF") analysis using the assumptions described in the December 20, 1997 Opinion (see "Item 4. The Solicitation or Recommendation--(b)(3) Opinions of Financial Advisor--December 20, 1997 Opinion" in the Schedule 14D-9 (as amended and restated at January 6, 1998)) and reflecting the changes made by the Amended LLE Offer. Independent of the potential trading price of the LLE Common Stock at closing, the intrinsic value of shares received at closing (based upon the DCF analysis) would be in a range of $2.45 to $3.66 per share, after a control premium discount of 25%. William Blair pointed out that the DCF analysis supports the view that there would be downward pressure on the value of the LLE Common Stock; however, it is not meant to predict a trading range. William Blair noted that these factors have already been communicated to the marketplace and may already be influencing the LLE Common Stock price to the extent it is believed that LLE will consummate the Amended LLE Offer. William Blair noted further that the fall in the LLE Common Stock price required to make the Amended LLE Offer and the Philip Merger of equal value is greater now both as a percentage and in dollars per share (under the LLE Offer, parity required only a 14.6% drop or $0.65 per share).

  Based upon the foregoing, William Blair concluded that it is likely that there would be some downward movement in the LLE Common Stock price following an announcement of negotiations or a definitive agreement with LLE. However, William Blair opined that it is unlikely that such downward movement would be of such magnitude as to cause the entire current nominal value disparity ($2.03 per Share based upon the closing price of the LLE Common Stock on January 30, 1998) to be eliminated. Accordingly, William Blair issued an opinion (see Annex A) that the Amended LLE Offer is more likely than not to have a value at closing in excess of the cash consideration of $27.00 per Share in the Philip Merger.

  Safety-Kleen's counsel asked William Blair to provide additional guidance as to the likely range where the consideration offered by LLE might most likely be valued at closing. William Blair pointed out that, while it is possible that the Amended LLE Offer could result in a value at closing below $27.00 per Share, it is also possible that it could be valued above $29.03 per Share, the nominal value as of January 30, 1998. William Blair regarded either outcome as fairly unlikely. William Blair also cautioned that any attempt to predict with any precision a future stock price, or a stock trading range, during a very brief period of time is inherently difficult. Even given the difficulty of predicting a stock trading range, William Blair pointed out that a 5% to 10% fall from the current price of the LLE Common Stock would not be out of the question, particularly if the market questions the synergies (and therefore accretion) assertions of LLE and also if current LLE or current Safety-Kleen shareholders who wish to sell the stock were to do so in an undisciplined fashion.

  (4) Advice of Economics Expert

  General. Safety-Kleen retained Professor Jarrell to assist the Board in evaluating the Amended LLE Offer. No limitations were imposed by the Safety-Kleen Board of Directors upon Professor Jarrell with respect to the procedures followed by him in rendering his advice to the Board. Professor Jarrell is Professor of Economics and Finance at The William E. Simon Graduate School of Business Administration at the University of Rochester. Safety-Kleen retained Professor Jarrell on the basis of his experience and expertise in valuing businesses and securities and his existing relationship with Safety-Kleen as an economic expert on various matters relating to the Philip Merger Agreement in the litigation between Safety-Kleen and LLE. Safety-Kleen has agreed to pay Professor Jarrell $250,000 for advising the Board with respect to the Amended LLE Offer. Professor Jarrell is also compensated by Safety-Kleen based on an hourly rate and reimbursement for out-of-pocket expenses for his litigation services. Such compensation for his litigation services through February 1, 1998 is approximately $100,000.

  Set forth below is a description, in summary form, of the principal elements of the analyses made by Professor Jarrell in arriving at his advice to the Board. The analyses performed by Professor Jarrell are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  January 31, 1998 Advice. At the January 31, 1998 meeting of the Safety-Kleen Board of Directors, Professor Jarrell rendered his oral opinion that, as of the anticipated closing of the Amended LLE Offer, the Amended LLE Offer would not have an economic value superior to the $27 cash payable in the Philip Merger. Professor Jarrell's advice was addressed to the Safety-Kleen Board of Directors for the purposes of its evaluation of the Amended LLE Offer and does not constitute a recommendation to any Safety-Kleen shareholder as to how such shareholder should vote at the Special Meeting.

  In connection with his opinion, Professor Jarrell reviewed the Proxy Statement dated January 6, 1998 filed by Safety-Kleen with the Commission and sent to Safety-Kleen shareholders, the Amended Prospectus, publicly available information relating to Safety-Kleen and LLE, the historical market prices and trading volume of the LLE Common Stock and certain financial analyses prepared by William Blair and previously presented to the Board.

  Based on Professor Jarrell's review, he estimated that the economic value of the stock portion of the Amended LLE Offer as of the anticipated closing of the Amended LLE Offer would be at least 25% less than its stated nominal value of $12 per Share. Professor Jarrell attributes this discount to at least two significant risk factors: the volatility of the LLE Common Stock and the risk of inadequate synergistic gains. Both risk factors contribute to the potential for adverse price movements in the LLE Common Stock that would cause the actual value of the stock portion of the Amended LLE Offer to decline by the time the Amended LLE Offer closes. The nominal $12 per Share value of LLE's stock portion is predicated on LLE's (weighted average) stock price being at least $4.29 at the time of such closing. Thus, if LLE's (weighted average) stock price is below $4.29 at closing, then the stock portion of the Amended LLE Offer will be below $12 per Share. For example, if LLE's (weighted average) price were to decline to $3, then the stock portion would be worth only $8.40 per Share.

  Professor Jarrell observed that a review of recent actual prices during 1997 for the LLE Common Stock reveals that it has traded well below $4.29 for much of the time period from May 16, 1997 (the date the present LLE was created) to November 3, 1997 (the day before announcement of LLE's first publicly announced offer). The closing stock price of the LLE Common Stock was $2.625 on May 16, 1997, and thereafter it never closed above $4 until August 20, 1997.

  Statistically speaking, Professor Jarrell viewed the LLE Common Stock as a relatively volatile stock during 1997. Based on its daily closing prices during the period May 16 to November 3, 1997, Professor Jarrell calculated the LLE Common Stock's annualized standard deviation of returns (a standard statistical measure of volatility) at 67.7%. Following basic statistical probability theory, applying a 67.7% annual standard deviation to the recent range of the LLE Common Stock trading prices, he calculated the probability that its price six months from now will be less than $3.50 as approximately 40%; the probability is over 30% that the LLE Common Stock price six months from now will be less than $3.00. In this event, the stock portion of the Amended LLE Offer would be worth $8.40 per Share, which represents a 30% discount from its $12.00 per Share nominal value. If a period of less than six months were used for this analysis, the probabilities set forth above would be reduced.

  Professor Jarrell views the second risk factor as arising because the economic value of the Amended LLE Offer is predicated on the uncertain prospects for attaining future "synergies". Synergies refer to cost savings (or other economic benefits) that LLE hopes to realize from its proposed combination. Synergy risk exists for selling Safety-Kleen shareholders only because of the presence of the stock portion of the Amended LLE Offer.

  Professor Jarrell noted that corporate finance theory holds that, in general, if an acquirer cannot achieve future synergistic gains that have a present economic value equal to the premium paid for the target company, then the market price of the bidder's stock will decline as a result of the acquisition (holding all else equal).

  Professor Jarrell prepared Annex B attached to this Statement showing, in part, that if LLE were to hypothetically acquire Safety-Kleen under the terms of the Amended LLE Offer, the hypothetical value of the LLE Common Stock at closing, before giving effect to any synergies, would be $2.24 per share. In this event, the value of the Amended LLE Offer would be $24.27 per Share. The stock portion of the Amended LLE Offer would be worth $6.27 per Share, which represents a 48% discount to its nominal value of $12 per Share. (Annex B assumes that the maximum 2.8 shares of LLE Common Stock would be issued on closing of the Amended LLE Offer.)

  The exact magnitude of synergies that can be achieved in a proposed combination is generally not known until well after the closing date of a merger. Rather, the expected synergies must be estimated before the merger, and such estimates are often subject to considerable uncertainty and speculation. When the acquirer pays cash for a target company, the risk that synergies will not be achieved falls entirely on the acquirer's stockholders. But when the acquirer uses its stock as consideration, then a portion of this "synergy risk" is borne by the target company's stockholders as well.

  Professor Jarrell observed that the magnitude of estimated synergies that could be realized by LLE is disputed and subject to a wide range. LLE claims annual pre-tax synergies of at least $100 million annually from combining Safety-Kleen and LLE, William Blair assumed annual before- tax synergies of $50 million, and Safety-Kleen believes the synergies would be no more than $28.4 million.

  Annex B shows Professor Jarrell's calculation of the effect of two alternative synergy assumptions on the hypothetical LLE Common Stock value at closing of the Amended LLE Offer and on the implied value of the Amended LLE Offer. Based on William Blair's annual synergy assumption of $50 million, Professor Jarrell's analysis concluded that the hypothetical value of the LLE Common Stock ranges from $2.68 to $2.95 per share. The range occurs for a given annual synergy estimate because of alternative methods of discounting the assumed annual synergies to a present economic value. (See Annex B.) Under these conditions, the implied value of the Amended LLE Offer ranges from $25.56 to $26.26 per Share, with a mid-point of $25.91 per Share. By this analysis, the stock portion of the Amended LLE Offer has an implied value of approximately $7.91 per Share, which represents a 34% discount to its nominal $12 per Share value.

  Professor Jarrell's analysis concluded that, based on LLE's annual synergy figure of $100 million, the hypothetical value of the LLE Common Stock ranges from $3.12 to $3.66 per share. (See Annex B.) Under these conditions, the implied value of the Amended LLE Offer ranges from $26.72 to $28.26 per Share, with a mid-point of $27.49 per Share. By this analysis, the stock portion of the Amended LLE Offer has an implied value of approximately $9.49 per Share, which represents a 20.9% discount to its nominal $12 per Share value.

  Thus, Professor Jarrell concluded, on the basis of his analysis described above, that the synergy risk inherent in the Amended LLE Offer creates a significant risk to Safety-Kleen shareholders of adverse price movement in the LLE Common Stock before closing of the Amended LLE Offer. He noted that, assuming hypothetically that there is a 50% probability that LLE's estimated synergies are correct, and a 50% probability that William Blair's synergy assumption is correct, then the implied value of the stock portion of the Amended LLE Offer is $8.70 per Share, which represents a 27.5% discount to its nominal $12 per Share value.

  Accordingly, Professor Jarrell concluded that, in his opinion, the two risk factors discussed above make it reasonable to apply a discount of at least 25% to the stock portion of the Amended LLE Offer. Based on this analysis and his review of the relevant materials, he advised the Board that it is his opinion that, as of the anticipated closing of the Amended LLE Offer, the Amended LLE Offer would not have an economic value greater than $27 per Share.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8(b) and (d) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (b) Shareholder Litigation.

  On January 28, 1998, the Federal District Court for the Northern District of Illinois began a preliminary hearing on LLE's request that the Rights Agreement be amended to make it inapplicable to the Amended LLE Offer, that the Court order Safety-Kleen's Board of Directors to take action to make the Wisconsin Business Combination Statute inapplicable to the Amended LLE Offer and the merger contemplated thereby, and that the Court void the termination fee and certain other provisions of the Philip Merger Agreement. The Court granted LLE's request to withdraw its challenge to the termination fee. LLE also advised the Court that it would not seek to delay the Safety-Kleen shareholders meeting on February 11, 1998.

  On February 4, 1998, the Federal District Court for the Northern District of Illinois issued a ruling affirming the decision of the Board of Directors of Safety-Kleen to leave the Rights Agreement in place with respect to the LLE Offer. The Court's decision does not address Safety-Kleen's ability to leave the Rights Agreement in place with respect to the Amended LLE Offer.

  On February 5, 1998, the Court denied LLE's motion to find that the Board of Directors of Safety-Kleen had violated the federal securities laws by not responding to the Amended LLE Offer prior to February 5, 1998.

  (d) Regulatory Filing.

  On January 27, 1998, Safety-Kleen announced that the Antitrust Division of the Department of Justice has granted early termination of the waiting period associated with a Hart-Scott-Rodino review concerning the Philip Merger. On January 28, 1998, Laidlaw Environmental announced that such early termination also has been granted with respect to the Amended LLE Offer.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Safety-Kleen Corp.

                                            /s/ Donald W. Brinckman
                                          By: _________________________________
                                            Name: Donald W. Brinckman
                                            Title: Chairman and Chief
                                             Executive Officer

Dated: February 8, 1998

                                 EXHIBIT INDEX

  Except as noted below, the following Exhibits have been previously filed in connection with this Statement.

 EXHIBIT NO.                             DESCRIPTION
 ----------- ------------------------------------------------------------------
 Exhibit 1   Excerpts from Safety-Kleen's Proxy Statement, dated March 28,
             1997, relating to Safety-Kleen's 1997 Annual Meeting of
             Shareholders.
 Exhibit 2   Share Ownership of Certain Beneficial Owners and Management.
 Exhibit 3   Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK Parent Corp., SK Acquisition Corp. and Safety-Kleen
             Corp.
 Exhibit 4   Form of Change of Control Severance Agreement.
 Exhibit 5   Letter to Shareholders of Safety-Kleen, dated January 6, 1998.
 Exhibit 6   Press Release issued by Safety-Kleen Corp., dated December 22,
             1997.
 Exhibit 7   Text of September 24, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 8   Text of November 4, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 9   Text of November 13, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 10  Complaint filed by Safety-Kleen Corp. v. Laidlaw Environmental
             Services, Inc. (dated November 17, 1997, United States District
             Court for the Northern District of Illinois Eastern Division)
 Exhibit 11  Opinion of William Blair & Company L.L.C., dated November 20, 1997
 Exhibit 12  Text of November 20, 1997 letter from Laidlaw Environmental
             Services, Inc.
 Exhibit 13  Verified Answer, Affirmative Defenses, and Counterclaim filed by
             Laidlaw Environmental Services, Inc. v. Safety-Kleen Corp., et.
             al. (dated November 24, 1997, United States District Court for the
             Northern District of Illinois Eastern Division)
 Exhibit 14  Opinion of William Blair & Company L.L.C., dated December 20, 1997
 Exhibit 15  Complaint filed by William Steiner against Donald W. Brinckman, et
             al. (dated November 4, 1997, Circuit Court of Cook County,
             Illinois County Department, Chancery Division).
 Exhibit 16  Complaint filed by Josh Kaplan against Donald W. Brinckman, et al.
             (dated November 5, 1997, Circuit Court of Cook County, Illinois
             County Department, Chancery Division).
 Exhibit 17  Complaint filed by Gershon Knoll against Richard T. Farmer, et al.
             (dated November 5, 1997, Circuit Court of Cook County, Illinois
             County Department, Chancery Division).
 Exhibit 18  Complaint filed by Larry Hanon against Safety-Kleen Corp. et al.,
             (dated November 5, 1997, Circuit Court of Cook County, Illinois
             County Department, Chancery Division).
 Exhibit 19  Complaint filed by Robin Fernhoff against Safety-Kleen Corp., et
             al. (dated November 6, 1997, Circuit Court of Cook County,
             Illinois County Department, Chancery Division).
 Exhibit 20  Complaint filed by Epstein Family Trust against Safety-Kleen
             Corp., et al. (dated November 12, 1997, Circuit Court of Cook
             County, Illinois County Department, Chancery Division).
 Exhibit 21  Complaint filed by David Steinberg against Safety-Kleen Corp., et
             al. (dated December 5, 1997, Circuit Court of Cook County,
             Illinois County Department, Chancery Division).
 Exhibit 22  Press Release issued by Safety-Kleen Corp., dated January 8, 1998.
 Exhibit 23  Press Release issued by Safety-Kleen Corp., dated January 9, 1998.

 EXHIBIT NO.                             DESCRIPTION
 ----------- ------------------------------------------------------------------
 Exhibit 24  Definitive Additional Materials.
 Exhibit 25  Press Release issued by Safety-Kleen Corp., dated January 15,
             1998.
 Exhibit 26  Definitive Additional Materials.
 Exhibit 27  Definitive Additional Materials.
 Exhibit 28  Definitive Additional Materials.
 Exhibit 29  Press Release issued by Safety-Kleen Corp., dated January 27,
             1998.
 Exhibit 30  Press Release issued by Safety-Kleen Corp., dated February 4,
             1998.
 Exhibit 31* Letter to Shareholders of Safety-Kleen, dated February 2, 1998.
 Exhibit 32* Press Release issued by Safety-Kleen Corp., dated February 2,
             1998.
 Exhibit 33* Opinion of William Blair & Company L.L.C., dated January 31, 1998.

--------
  *Filed herewith.

                                                                        ANNEX A

                                     LOGO

                                                               January 31, 1998

Board of Directors
Safety-Kleen Corp.
One Brinckman Way
Elgin, Illinois 60123-78567

Dear Directors:

  You have requested our opinion as to the superiority, from a financial point of view, of the consideration which would be received pursuant to the terms of the current proposed offer (the "Current LLE Offer") made by Laidlaw Environmental Services, Inc. ("LLE") as compared with the consideration which would be received pursuant to the terms of the Agreement and Plan of Merger dated as of November 20, 1997 (the "Merger Agreement") by and among the Safety-Kleen Corp. (the "Company"), SK Parent Corp. ("Parent") and SK Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser") (the "Merger"). Based on the advice of your counsel, we understand that the relevant time for comparison is at the respective anticipated closing dates for the Current LLE Offer and the Merger.

  Pursuant to the terms of the Current LLE Offer, LLE and a subsidiary propose to exchange cash in the amount of $18.00 plus that number of shares of LLE common stock equal to the Exchange Ratio of not less than 2.24 shares and no greater than 2.8 shares for each outstanding Common Share of the Company. Pursuant to the terms of, and subject to the conditions of, the Merger Agreement, in the Merger, Purchaser will be merged into the Company in a merger in which the outstanding Common Shares of the Company will be converted into a right for the Shareholder to receive $27.00 per share in cash.

  On two prior occasions, you requested our opinion with respect to two previously proposed offers from LLE. On both occasions (December 20, 1997 and January 6, 1998) we stated that, based upon the analysis indicated, we did not have a basis for concluding that at the anticipated closing date of the proposed offers they would be superior from a financial point of view to the Merger. The indicated analysis included an assessment of factors which could influence the trading price of the common stock of LLE on the anticipated closing dates. We have updated the various analyses for purposes of rendering this opinion. Then, as now, our opinion reflects only limited access to LLE management and no access to internal LLE projections.

  In rendering this opinion, we have assumed that the merger or the Current LLE Offer would be consummated on the terms described in the Merger Agreement or the LLE prospectus dated January 28, 1998, respectively, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Merger or the Current LLE Offer would not have an adverse effect on the Company.

  William Blair & Company has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. During August of 1997 we were retained by the Company to render financial advisory and investment banking services in connection with the evaluation of its strategic alternatives. The Company has paid us a fee in connection with the rendering of our fairness opinion as it relates to the Merger. Upon the consummation of either the Merger or the Current LLE Offer, the Company will pay us a transaction fee. The amount of such fee increases as the consideration received by the Company's stockholders increases.

  Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in a proxy statement or other disclosure document mailed to shareholders by the Company with respect to the Merger or the Current LLE Offer, as the case may be.

  As of the date hereof, based upon and subject to the foregoing, it is our opinion as investment bankers that it is more likely than not that, as of the time of anticipated closing of the Current LLE Offer, the value of the consideration which would be received under the Current LLE Offer would exceed the value of the consideration which would be received in the Merger.

                                          Very truly yours,

                                          William Blair & Company, L.L.C.

                                                                        ANNEX B

      MARKET VALUE OF EQUITY OF COMBINED LLE/SAFETY-KLEEN ENTITY BASED ON
                       ASSUMED STAND-ALONE MARKET VALUES

                              [1]          [2]         [3]         [4]         [5]        [6]
                           NUMBER OF                  TOTAL                  ASSUMED     TOTAL
                            COMMON                  SHARES IN                STAND-      MARKET
                           SHARES IN     EXCHANGE    COMBINED                 ALONE      EQUITY
                          STAND-ALONE  RATIO OF OLD   ENTITY                 MARKET      VALUE
                           COMPANIES    SHARES TO   (MILLIONS)  OWNERSHIP   VALUE PER ($ MILLIONS)
                         (MILLIONS)(1)  NEW SHARES  [1] X [2]  AS A PERCENT SHARE(3)   [1] X [5]
                         ------------- ------------ ---------- ------------ --------- ------------
LLE.....................     180.5         1.0        180.5        52.5%     $ 5.00     $  902.5
Safety-Kleen............      58.4         2.8(2)     163.5        47.5%     $17.00        992.8
                                                      -----       -----                 --------
  Total.................        na          na        344.0       100.0%         na     $1,895.3
  Deduct: Total Cash Compensation(4) [7]...................................              1,051.2
  Termination Fee and Expenses[8]..........................................                 75.0
                                                                                        --------
  TOTAL COMBINED VALUE BEFORE GIVING EFFECT TO ANY SYNERGIES[9]............             $  769.1
                                                                                        ========
  PER-SHARE VALUE BEFORE GIVING EFFECT TO ANY SYNERGIES[9]/344.0...........             $   2.24

--------
(1) Source: Amended Prospectus.
(2) Assumes that the maximum 2.8 shares of LLE common stock would be issued on closing of the Amended LLE Offer.
(3) Approximate trading price of Safety-Kleen in late July, 1997 (before Safety-Kleen announced it was exploring strategic alternatives) and of LLE in late October and early November, 1997 (before LLE's first publicly announced offer).
(4) Total cash compensation equals $18 per share multiplied by 58.4 million shares.

                  HYPOTHETICAL VALUE OF THE AMENDED LLE OFFER

                                          BASED ON BLAIR'S ASSUMPTION  BASED ON LLE'S ESTIMATE
                                             OF $50 MILLION PRE-TAX    OF $100 MILLION PRE-TAX
                                                ANNUAL SYNERGIES           ANNUAL SYNERGIES
                                          ---------------------------- -----------------------
                          DISCOUNTED AT :   10 YEARS      PERPETUITY    10 YEARS    PERPETUITY
                          --------------- ------------- -------------- ----------- ------------
[10]
Present Value of
 Synergies                      11%       $       159.2 $       245.7  $     318.3 $     491.4
 ($ millions)(1)                12%       $       151.3 $       223.2  $     302.7 $     446.4
[11]
Total Combined Value
 With                                     $       928.3 $     1,014.8  $   1,087.4 $   1,260.5   [9]+[10]
 Synergies ($ millions)                   $       920.4 $       992.3  $   1,071.8 $   1,215.5
[12]
Total Combined Value per
 Combined                                 $        2.70 $        2.95  $      3.16 $      3.66  [11]/344.0
 Shares (344.0 m.
 shares)                                  $        2.68 $        2.88  $      3.12 $      3.53
[13]
Total Value of Safety-
 Kleen's Shares in                        $      441.23 $      482.36  $    516.88 $    599.14  [12]x163.5
 Combined Entity (for
 163.5 m. shares)                         $      437.51 $      471.67  $    509.44 $    577.77
[14]
Total Value of the
 Amended LLE Offer                        $    1,492.43 $    1,533.56  $  1,568.08 $  1,650.34   [13]+[7]
 ($ millions)                             $    1,488.71 $    1,522.87  $  1,560.64 $  1,628.97
[15]
Value of the Amended LLE
 Offer per Share of                       $       25.56 $       26.26  $     26.85 $     28.26  [14]/58.4
 Safety-Kleen (58.4 m.
 shares)                                  $       25.49 $       26.08  $     26.72 $     27.89

-------
(1) Assumes that Synergies are not realized until the second year.
10-year Synergies: S * (1-t) * ((1/r)-(1/r)/(1+r)/1//0/) * (1/(1+r))
Perpetuity Synergies; S * (1-t) * (1/r) * (1/(1+r)) where, S = pre-tax annual synergies, t = tax rate of 40%, r = discount rate.

                                      B-2